UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

OUTGOING CHIEF EXECUTIVE OFFICER, BEN VAN BEURDEN: REMUNERATION DISCLOSURE

Further to the announcement made by the Company on 15 September 2022, Ben van Beurden will step down as Chief Executive Officer and as a Director of Shell plc (“Shell”) on 31 December 2022. Mr. van Beurden will continue working as adviser to the Board until 30 June 2023, after which he will leave the Group.

The following information is provided in accordance with section 430(2B) of the Companies Act 2006.  The arrangements set out below are in accordance with the Directors’ Remuneration Policy (“Policy”) approved by Shell’s shareholders at the 2020 Annual General Meeting (“AGM”).

1.	Payment for loss of office: a gross payment of GBP 1,420,000, equivalent to one year’s base salary. The payment for loss of office will be phased in six equal monthly instalments between 1 July 2023 and 31 December 2023, and outstanding payments will be reduced by 50% if Mr. van Beurden secures a paid position (excluding non-executive directorships) in that period.

2. Remuneration Payments

(i)	2023 Salary: Mr. van Beurden will continue to receive his base salary until 30 June 2023.

(ii)	2023 Annual Bonus: A pro-rated annual bonus in relation to performance year 2023 will be determined by Shell’s Remuneration Committee after 30 June 2023. 50% of any bonus awarded will be delivered in shares which are subject to a three-year holding period that remains in force after Mr. van Beurden leaves Shell Group service.

(iii)	Long-term incentive (“LTIP”):
o	The 2021 and 2022 LTIP awards will be reduced to reflect the portion of the performance period that has elapsed to 30 June 2023. The retained awards will then vest subject to the satisfaction of the performance conditions assessed over the normal three-year performance period. These awards are subject to a three-year holding period and adjustment events (malus and clawback) which remain in force after Mr. van Beurden leaves Shell Group service.

o	No new LTIP award will be made for 2023.

(iv)	Pension: Mr. van Beurden will continue to receive his pension cash allowance until 30 June 2023. His Dutch pension will commence payment at age 68, unless Mr. van Beurden chooses to take early retirement, as permitted under the Dutch pension rules.

(v)	Benefits:
o	Medical insurance benefits will continue until 30 June 2023.

o	Benefit provisions will apply in respect of tax return assistance and security provision.

The information set out above will be updated in the 2023 Directors’ Remuneration Report which will be part of the 2023 Shell plc Annual Report and Accounts, as appropriate, to reflect any further decisions made by Shell’s Remuneration Committee which will be in accordance with the Directors’ Remuneration Policy.

(vi)	Shareholding Requirement: Mr. van Beurden will remain subject to a post-employment shareholding requirement of 700% of salary until 1 July 2025.

Enquiries
Shell Media Relations
International, UK, European Press: +44 (0)20 7934 5550

LEI number of Shell plc:  21380068P1DRHMJ8KU70

DEFINITIONS AND CAUTIONARY NOTE

The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this disclosure “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this disclosure refer to entities over which Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. “Joint ventures” and “joint operations” are collectively referred to as “joint arrangements”. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

Forward-Looking Statements

This disclosure contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this disclosure, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this disclosure are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2021 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this disclosure and should be considered by the reader. Each forward-looking statement speaks only as of the date of this disclosure, October 28, 2022. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this disclosure.

Shell’s net carbon footprint

Also, in this disclosure we may refer to Shell’s “Net Carbon Footprint” or “Net Carbon Intensity”, which include Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions. The use of the term Shell’s “Net Carbon Footprint” or “Net Carbon Intensity” are for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.

Shell’s net-Zero Emissions Target

Shell’s operating plan, outlook and budgets are forecasted for a ten-year period and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and Net Carbon Footprint (NCF) targets over the next ten years. However, Shell’s operating plans cannot reflect our 2050 net-zero emissions target and 2035 NCF target, as these targets are currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.

Forward Looking Non-GAAP measures

This disclosure may contain certain forward-looking non-GAAP measures such as cash capital expenditure and divestments. We are unable to provide a reconciliation of these forward-looking Non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those Non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.

The contents of websites referred to in this disclosure do not form part of this disclosure.

We may have used certain terms, such as resources, in this disclosure that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Number 333-262396).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: October 28, 2022	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary